Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2013
	2008	2009	2010	2011	2012
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$328,023	$224,705	$307,219	$408,669	$435,331	$390,233
Add: Fixed charges	57,792	74,750	97,991	110,946	120,321	97,336
Amortization of interest capitalized	641	715	729	739	755	597
Distributed income of equity investees	5,200	4,558	4,853	5,598	7,793	2,511
Less: Interest capitalized	(4,803)	(3,510)	(2,943)	(3,174)	(6,195)	(10,474)
Total earnings	$386,853	$301,218	$407,849	$522,778	$558,005	$480,203

FIXED CHARGES:
Interest expense	$51,961	$69,847	$93,436	$105,695	$111,786	$84,821
Interest capitalized	4,803	3,510	2,943	3,174	6,195	10,474
Debt amortization expense	767	1,112	1,401	1,831	2,087	1,620
Rent expense representative of interest factor	261	281	211	246	253	421
Total fixed charges	$57,792	$74,750	$97,991	$110,946	$120,321	$97,336
Ratio of earnings to fixed charges	6.7	4.0	4.2	4.7	4.6	4.9

* Excludes income from equity investments.